Exhibit 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in this Exhibit 99.D to Uruguay’s annual report on Form 18-K for the fiscal year ended December 31, 2024 (the “Annual Report”).

REPÚBLICA ORIENTAL DEL URUGUAY

Foreign Policy and Membership in International and Regional Organizations

European Free Trade Association (“EFTA”) and Mercosur

On September 16, 2025, Mercosur and EFTA signed a free trade agreement that establishes a free trade area encompassing approximately 300 million people and provides, among other things, (i) improved market access for over 97% of EFTA and Mercosur’s exports, (ii) increased bilateral trade and (iii) business advantages for both individuals and companies. As of the date of this amendment to the Annual Report, the free trade zone agreement has not yet been ratified and has not come into effect.

Singapore and Mercosur

On September 19, 2025, Congress passed Law No. 20,428 approving a foreign trade agreement between Mercosur and Singapore. As of the date of this amendment to the Annual Report, Uruguay’s deposit of the ratification instrument is pending for the foreign trade agreement to become effective.

Uruguay and Peru

In September 2025, Uruguay and Peru began negotiations to further refine and strengthen bilateral relations within the framework of the economic complementation agreement between Mercosur and Peru (“ACE No. 58”). The negotiations are aimed at (i) allowing market access for goods that do not meet specific agreed-upon origin requirements and (ii) expanding bilateral relations in other areas of interest not covered by ACE No. 58, such as investment, trade in services, and trade facilitation.

European Union and Mercosur

On December 6, 2024, Mercosur’s member states and the European Commission announced the conclusion of negotiations for a free trade agreement between the regions. The proposed agreement seeks to establish a free trade zone encompassing approximately 800 million people and provide for political and commercial cooperation while reaffirming commitments to democracy, human rights protection, and sustainable development.

In May 2025, the legal review phase was completed. On September 3, 2025, the European Commission submitted the text of the agreement to the Council of the European Union for approval. The agreement is expected to be signed by the end of 2025.

THE ECONOMY

Role of the State in the Economy

Railway Central Project

On June 17, 2025, Uruguay and the concessionaire for the project involving the construction, rehabilitation and maintenance of a 273-kilometer railway line connecting Paso de los Toros with the port of Montevideo, known as Ferrocarril Central, signed the third addendum to the Public-Private Partnership (“PPP”) contract, updating certain operational, maintenance, and financing conditions to ensure the long-term sustainability of the project and enhance coordination between public and private stakeholders. On August 8, 2025, the National Railway Transport Directorate (Dirección Nacional de Transporte Ferroviario) granted the operational approval certificate for the project, confirming that all technical and safety standards under the contract had been met.

As of the date of this amendment to the Annual Report, the Ferrocarril Central operates under a long-term PPP model, with maintenance and performance obligations extending over a 22-year period. The project is expected to significantly improve Uruguay’s competitiveness by reducing logistics costs, increasing export capacity and strengthening connectivity throughout the country.

Minera Aratirí S.A. Arbitration

On July 3, 2018, three individuals alleging to be investors of Minera Aratirí S.A., an entity incorporated in Uruguay, presented a claim against Uruguay before the United Nations Commission on International Trade Law, alleging a violation by Uruguay of the Treaty of Protection and Promotion of Investments between the Republic and the United Kingdom. In 2020, the arbitral tribunal held that claimants lacked standing to bring the claim, a decision that was confirmed by the Paris Court of Cassation on April 2, 2025.

Despite the decision of the Paris Court of Cassation, claimants initiated a second arbitration before the Permanent Court of Arbitration. The tribunal in this proceeding has already been constituted, and the procedural rules hearing is scheduled for October 31, 2025.

ATCO Ltd. and Neltume Ports S.A. v. Oriental Republic of Uruguay

In May 2024, ATCO Ltd. and Neltume Ports S.A., Canadian and Chilean entities, respectively, presented two claims before the arbitral tribunal appointed by the World Bank’s International Centre for Settlement of Investment Disputes (ICSID).

As of the date of this amendment to the Annual Report, both arbitral proceedings remained suspended until January 2026 by agreement among the parties.

AFAO v. Oriental Republic of Uruguay

On July 29, 2025, Asesores Financieros Andalucía Occidental, Sociedad Gestora de Patrimonios S.A., filed a request for international arbitration against Uruguay before the International Centre for Settlement of Investment Disputes (ICSID), based on the Agreement on the Promotion and Reciprocal Protection of Investments between Uruguay and Spain.

ENVIRONMENTAL, SOCIAL & GOVERNANCE MATTERS

Environmental Policies

To promote sustainable development, Uruguay has continued to take significant steps to prioritize environmental conservation and incorporate environmental priorities into economic policy decisions.

In August 2025, the Executive power issued Decree No. 179/025 regulating Law No. 20,177, which declared the promotion of food donations to be of general interest. With the implementation of this decree, the Republic took a strategic step in its efforts to reduce food loss and waste, encouraging companies to donate food that no longer meets commercial standards.

In August 2025, the Ministry of Industry, Energy and Mining presented the National Energy Balance report, highlighting Uruguay’s energy sovereignty and its need to embark on a second energy transition focused on decarbonization. The National Energy Balance indicated that, in 2024: (i) energy consumption increased by 13.6% compared to 2023 and (ii) 99% of total electricity generation was derived from renewable resources. Uruguay is now the leader in Latin America and ranks 21st globally in the World Energy Council’s Trilemma Index.

In September 2025, Uruguay increased its international cooperation efforts to protect the country’s species against the red palm weevil (picudo rojo). These efforts were focused on combating the advance of the pest to safeguard native species, particularly the extensive butiá and yatay palm groves.

In September 2025, Uruguay, acting as coordinator of the Grupo Sur (comprising Argentina, Brazil, Ecuador and Paraguay), formally confirmed its commitment to multilateralism and inclusive, solidarity-based climate action. Uruguay intends to present new proposals aligned with the United Nations Framework Convention on Climate Change in the upcoming 30th Conference of the Parties (COP30) to take place in Belém, Brazil.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP and expenditures for the six-month period ended June 30, 2025, compared to the same period in 2024.

Change in GDP by Expenditure

(physical volume variation from previous year, in 2016 prices)

January-June 2024/2025(1)
Government and Non-Profit Institutions Serving Households (“NPISH”) consumption	1.6%
Private consumption	2.2%
Gross fixed investment	8.3%
Exports of goods and services	2.1%
Imports of goods and services	2.8%
Total GDP	2.8%

(1)	Preliminary data.

Source: Banco Central.

Uruguay’s real GDP increased 2.8% in the six-month period ended June 30, 2025, compared to the same period in 2024. Private consumption increased by 2.2%, while government and NPISH consumption increased by 1.6%. Gross fixed investment increased by 8.3%, mainly driven by higher inventory accumulation, primarily as a result of grain stock that reflected the strong summer crop harvest season.

Within external demand, the volume of exports of goods and services increased by 2.1%, while imports grew by 2.8%, resulting in a slight decrease in net external demand compared to the same period in 2024.

In July 2025, the Monthly Economic Activity Indicator (“IMAE”) increased by 1.8% compared to July 2024, and increased by 0.8% in seasonally adjusted terms in the same period.

Principal Sectors of the Economy

The following table sets forth information regarding GDP and expenditures by sector in the six-month period ended June 30, 2025, compared to the same period in 2024.

Change in GDP by Sector(1)

(volume variation from previous year, 2016 prices)

January-June 2024/2025(1)
Primary activities(2)	8.8%
Manufacturing	12.3%
Electricity, gas and water	(5.7)%
Construction	(0.8)%
Commerce, restaurants and hotels	1.4%
Transportation, storage and communications	(0.7)%
Financial Services	4.9%
Professional activities and leasing	0.5%
Public administration activities	0.7%
Health, education, real estate and other services	1.0%
Total GDP	2.8%

(1)	Preliminary data.
(2)	Data includes agriculture, livestock, fishing and mining.

Source: Banco Central.

Uruguay’s real GDP year-on-year growth in the six-month period ended June 30, 2025 was mainly driven by a strong performance in the manufacturing, primary activities, and financial services sectors, which were partially offset by a decrease in the electricity, gas and water, construction, and transportation, storage and communications sectors.

The manufacturing sector grew by 12.3% in the six-month period ended June 30, 2025 compared to the same period in 2024, mainly as a result of (i) the rebound in oil refining activity, following the reopening of ANCAP’s refinery after maintenance in 2023, (ii) an increase in pulp production and (iii) increased activity in the meat-processing and dairy production industries.

Primary activities grew by 8.8% in the six-month period ended June 30, 2025 compared to the same period in 2024, due to broad-based growth across all subsectors: (i) agricultural output increased, reflecting higher yields in summer crops compared to the previous harvest season, (ii) forestry production increased as a result of higher demand for logs from the pulp industry and (iii) an increase in livestock and dairy activities.

The financial services sector grew by 4.9% in the six-month period ended June 30, 2025 compared to the same period in 2024, driven by growth in financial intermediation services in local currency, as well as in non-intermediation financial services and insurance.

The commerce, restaurants and hotels sector increased by 1.4% in the six-month period ended June 30, 2025 compared to the same period in 2024, mainly driven by higher wholesale margins linked to soybean trade and stronger retail activity associated with imported consumer goods such as meat, pharmaceuticals and textiles. The accommodation and food services subsectors also benefited from the continued recovery of both domestic and external demand.

The health, education, real estate and other services category increased by 1.0% in the six-month period ended June 30, 2025 compared to the same period in 2024, while professional activities and leasing and public administration grew by 0.5% and 0.7%, respectively.

The electricity, gas and water sector contracted by 5.7% in the six-month period ended June 30, 2025 compared to the same period in 2024, mainly due to lower hydroelectric generation compared to the same period in 2024.

The construction sector contracted by 0.8% in the six-month period ended June 30, 2025 compared to the same period in 2024, reflecting lower investments in other types of construction such as road and port construction.

The transportation, storage and communications sector decreased by 0.7% in the six-month period ended June 30, 2025 compared to the same period in 2024, as lower output in transport support and storage services outweighed the growth observed in passenger and freight transportation.

Employment, Labor and Wages

Employment

According to estimates by the National Statistics Institute, the employment rate stood at 59.8% in August 2025 compared to 59.1% in August 2024, and the unemployment rate decreased by 1.4%, standing at 7.0% in August 2025, compared to 8.4% in August 2024.

Wages

For the 12-month period ended August 31, 2025, average real wages increased by 1.0% compared to a 3.6% growth for the 12-month period ended August 31, 2024.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the twelve-month period ended August 31, 2025 totaled US$11,039 million, compared to US$9,944 million for the same period in 2024. Merchandise imports totaled US$11,810 million for the twelve-month period ended August 31, 2025, compared to US$11,510 million for the twelve-month period ended August 31, 2024.

Merchandise trade for the twelve-month period ended August 31, 2025 recorded a deficit of US$771 million, reflecting a 51% reduction compared to the US$1,566 million deficit for the twelve-month period ended August 31, 2024.

FOREIGN TRADE ON SERVICES

In the six-month period ended June 30, 2025, gross tourism receipts increased by 20% and the number of tourist arrivals increased by 19.5%, compared to the same period in 2024. In addition, between April and June 2025, 685,439 people visited Uruguay, generating estimated revenues of US$309 million.

BALANCE OF PAYMENTS

Current Account

In the six-month period ended June 30, 2025, Uruguay’s current account recorded a deficit of US$819 million (1.0% of GDP), compared to a deficit of US$1,278 million (1.6% of GDP) for the six-month period ended June 30, 2024. This represents a 0.6% decrease in the deficit as a share of GDP. The improvement of the current account balance was primarily driven by a higher surplus in the merchandise and services trade balance, and by an increase in private sector savings, while the public sector deficit remained broadly stable.

Capital Account

In the six-month period ended June 30, 2025, the capital account recorded a deficit of US$1.5 million, compared to a deficit of US$3.5 million during the six-month period ended June 30, 2024.

Financial Account

During the six-month period ended June 30, 2025, the financial account recorded a net borrowing of US$793 million, compared to a net borrowing of US$880 million during the six-month period ended June 30, 2024. The reduction in net borrowing mainly reflected a decline in net foreign direct investment inflows, partially offset by an increase in portfolio investment and a reduction in other net outflows.

Errors and Omissions Account

During the six-month period ended June 30, 2025, the errors and omissions account totaled US$27 million, compared to US$402 million during the six-month period ended June 30, 2024.

International Reserves

As of September 30, 2025, Banco Central’s international reserve assets totaled US$18.5 billion (of which gold represented US$12 million). This amount includes US$7.9 billion of reserves and voluntary deposits of the financial sector, including US$3.7 billion of public banks, with Banco Central.

MONETARY POLICY AND INFLATION

Monetary Policy

On October 7, 2025, the Monetary Policy Committee decided to decrease the Monetary Policy Rate by 50 basis points to 8.25%.

Inflation

The following tables show changes in consumer prices (CPI) and wholesale prices (WPI) for the period indicated.

Changes in CPI

(% change from previous year at period end)

CPI
For the twelve months ended September 30, 2025	4.25%

Source: National Institute of Statistics.

Changes in WPI

(% change from previous year at period end)

WPI
For the twelve months ended August 31, 2025	2.99%

Source: National Institute of Statistics.

In the twelve-month period ended September 30, 2025, the CPI reached 4.25%, marking 28 consecutive months within the Central Bank’s target range.

The weighted average annual interest rate for 91 to 180-day term deposits in U.S. dollars in the banking system was 3.3% and 3.5% in August 2025 and August 2024, respectively. The weighted average annual interest rate for 91 to 180-day term deposits in pesos in the banking system was 7.1% both in August 2025 and August 2024.

The following table shows the value in pesos of the UI (Unidades Indexadas) as of September 30, 2025:

UI
Value in pesos as of September 30, 2025	Ps. 6.3639

Source: National Institute of Statistics.

The following table shows the value in pesos of the UP (Unidades Previsionales) as of September 30, 2025:

UP
Value in pesos as of September 30, 2025	Ps. 1.71128

Source: National Institute of Statistics.

Foreign Exchange Market

The following table shows the high, low, average and period-end peso/U.S. dollar exchange rates for the period indicated.

Exchange Rates (1)

(pesos per US$)

	High	Low	Average	Period-End
For the nine months ended September 30, 2025	44.079	39.548	41.551	39.845

(1)	Daily interbank end-of-day bid rates.

Source: Banco Central.

FISCAL FINANCES AND PUBLIC SECTOR DEBT

The 2024 Rendición de Cuentas

On June 2, 2025, the government submitted to Congress a draft bill containing a fiscal performance report for the 2024 fiscal year (the “2024 Rendición de Cuentas”), as required by Article 214 of the Constitution of Uruguay. The bill was approved by Congress on July 31, 2025 as Law No. 20,416.

Fiscal Outcomes

In the twelve-month period ended August 31, 2025, Uruguay’s overall public sector deficit represented approximately 4.1% of GDP (based on preliminary nominal GDP data), compared to an overall public sector deficit of 4.5% of GDP in the twelve-month period ended August 31, 2024. Excluding inflows to the public social security trust fund from changes to Uruguay’s social security system known as “Cincuentones Law” (estimated at 0.1% of GDP in the twelve-month period ended August 31, 2025), Uruguay’s overall public sector deficit stood at 4.2% of GDP in the twelve-month period ended August 31, 2025 (based on preliminary nominal GDP data), compared to 4.6% of GDP in the twelve-month period ended August 31, 2024.

In the twelve-month period ended August 31, 2025, Uruguay’s Central Government-BPS deficit represented approximately 3.4% of GDP (based on preliminary nominal GDP data). This figure remained unchanged from the deficit in the comparable twelve-month period ended August 31, 2024. Excluding inflows to the public social security trust fund from changes to Uruguay’s Cincuentones Law (estimated at 0.1% of GDP in the 2025 period), the Central Government-BPS deficit stood at 3.6% of GDP in the most recent twelve-month period. This deficit also showed no variation when compared to the 3.6% of GDP registered in the twelve-month period ended August 31, 2024.

In the eight-month period ended August 31, 2025, gross borrowing incurred by the Central Government (the nominal value of bonds issued in domestic markets and loans disbursed) stood at US$3,209 million, total nominal amortizations of bonds and loans stood at US$1,926 million and net borrowing stood at US$1,284 million. In addition, the Central Government reduced its financial assets by US$510 million during that period, which resulted in the government’s net indebtedness to stand at US$1,794 million as of August 31, 2025.

Central Government Flow of Funds

The following table reflects the Central Government’s uses and sources of funds projected for 2025, based on fiscal projections and macroeconomic assumptions as of August 2025, as presented in the 2025-2029 Budget.

Central Government Financing Needs and Funding Sources

(in millions of US$)

	Budgeted for 2025
Financing Needs	US$	6,326
Primary Deficit(1)		1,340
Interest Payments(2)		2,169
Amortizations of Bonds and Loans(3)		2,763
Change in Financial Assets		54
Funding Sources		6,326
Disbursements from Multilaterals and Financials Institutions		533
Total Issuance of Market Debt(4)		5,698
Others (net)(5)		95

(1)	Excludes extraordinary transfers to the Social Security Trust Fund.
(2)	Includes interest payments to the Social Security Trust Fund on its holdings of Central Government debt.
(3)	Includes the obligations becoming due on a contractual basis and bonds repurchased and early redeemed through liability management operations.
(4)	Includes bonds issued domestically and in international markets.
(5)

Captures the net effect of financing operations that do not have an impact on gross debt statistics; valuation effects from bond issuance prices above or below par, and financial sources of cash increases for the Treasury that do not entail a government revenue in fiscal statistics.

Source: Ministry of Economy and Finance.

Central Government Debt

The following table sets forth information regarding the debt of the central government outstanding as of June 30, 2025.

Central Government Debt

	As of June 30, 2025
Gross Debt (in millions)	US$	50,934
Of which
(% in foreign currency)		45.7
(% in local currency)		54.3
Of which
Nominal		9.7
CPI-linked		26.3
Wage-linked		18.3
Average maturity (in years)		12.4
Net Debt (in millions)	US$	48,169

Source: Sovereign Debt Report, Second and Third Quarter 2025.

As of June 30, 2025, the gross debt stock of the Central Government reached 63.1% of nominal GDP, a 6.3% increase compared to December 31, 2025. Further, net debt reached 59.7% of GDP, a 6.7% increase compared to December 31, 2025. As of August 31, 2025, the share of local currency debt stood at 54.3% of total debt, a 1.9% increase compared to December 31, 2024.

As of the date of this amendment to the Annual Report, debt-to-GDP ratios are calculated by taking the ratio between total debt measured in U.S. dollars at the end of each period (using the end-of-period nominal exchange rates to express local currency and other foreign-denominated debt into U.S. dollars) and nominal GDP measured in U.S. dollars (using the period average nominal exchange rate to convert the local currency GDP numbers into U.S. dollars). As indicated in the statement of reasons for the five-year budget bill (Exposición de Motivos del Proyecto de Ley de Presupuesto Quinquenal), starting with the publication of the values for fiscal year 2025, the official statistics for the government’s gross and net debt as a percentage of GDP will be calculated by expressing the figures in local nominal Pesos for both the numerator and the denominator.

The 2025-2029 Budget

On August 31, 2025, the government submitted a five-year budget bill for the 2025-2029 period to Congress (the “2025-2029 Budget”). On October 16, 2025, the Chamber of Deputies approved the bill. As of the date of this amendment to the Annual Report, the 2025-2029 Budget has passed to the Senate for discussion and approval. The budget is based on policy priorities related to (i) consolidating macroeconomic stability, (ii) accelerating growth to create and sustain quality employment, (iii) strengthening social protection policies to address poverty and inequality, and (iv) improving security.

Main Macroeconomic Assumptions, Projections and Targets

The Central Government-Banco de Previsión Social (BPS) deficit is expected to decrease from 3.2% in 2024 to 2.6% in 2029, and a decrease in the primary deficit from 0.8% of GDP in 2024 to 0% of GDP in 2029. Further, the budget projects an increase in social spending and investment, to be financed through the gradual increase in revenues allowed for by the modernization and improved efficiency in the tax administration, curbing tax fraud, implementing the global minimum tax, and rationalizing certain taxes.

The following table shows the government’s main macroeconomic assumptions and policy targets for 2025 and 2026.

Main Macroeconomic Assumptions and Policy Target for 2025 and 2026

	2025	2026
Real GDP growth	2.6%	2.2%
Annual Average Domestic Inflation (CPI)	4.7%	4.1%
Central Government Primary Balance(1)	(1.6)% of GDP	(1.5)% of GDP
Central Government Overall Balance(1)	(4.1)% of GDP	(4.0)% of GDP
Employment Growth	1.6%	0.9%
Goods Exports (FOB) Growth	4.1%	1.2%
Goods Imports (CIF) excl. oil Growth	3.6%	2.0%

(1)	Excluding projected inflows to the envisaged public social security trust fund related to the “Cuarentones Law.”

Source: Ministry of Economy and Finance

Amendments to the Fiscal Framework

The 2025-2029 Budget aims to introduce a set of amendments to the existing fiscal framework which are aligned with developments in international practices, while also incorporating improvements based on the implementation of the prior 2020-2024 budget law. The new framework is based on a dual fiscal rule featuring (i) a medium-term net debt anchor of 65% of GDP and (ii) operational targets (an indicative target in the structural fiscal balance and a legal ceiling on net indebtedness), consistent with the objectives of stabilizing net debt in the medium-term below such anchor of 65%. As of the end of 2025, net debt to GDP is projected to stand at 57.7%, below the 65% anchor. Additionally, the budget contemplates the implementation of corrective mechanisms designed to ensure continued alignment with the established fiscal convergence trajectory.

The 2025-2029 Budget also seeks to strengthen fiscal institutions, mainly by revamping the Fiscal Advisory Council (“CFA” as per its acronym in Spanish) granting it a greater degree of institutional independence, intended to reinforce its role as an impartial fiscal oversight body. The new framework intends to expand the CFA’s responsibilities by providing it with broader analytical functions and more comprehensive recommendations, while simultaneously strengthening its technical and operational capacity to support these expanded responsibilities. The changes to the CFA’s structure are expected to ensure the delivery of timely and well-supported fiscal assessments and policy recommendations, resulting in a contribution to its credibility and effectiveness within the fiscal governance framework.

Funding Program and Borrowing Plan

The 2025-2029 Budget outlines projected annual financing requirements and identifies funding sources. Gross financing needs are expected to include the primary fiscal deficit, net interest payments, amortization of marketable securities and loans (both contractual and anticipated), and changes in financial asset holdings. The financial strategy anticipates that funding is intended to be sourced primarily through sovereign bond issuances in both domestic and international markets. Additional funding is expected to be provided through loan disbursements from multilateral institutions, including the Inter-American Development Bank, the World Bank, the Andean Development Corporation and FONPLATA.

Projected Central Government’s Financing Needs and Sources of Funding for 2025 and 2026

In terms of its debt management strategy, the government expects to prioritize deepening local currency financing in the domestic market and maintaining a balanced currency composition in international debt issuances. The government intends to focus its efforts on minimizing fiscal financing costs, diversifying the investor base, enhancing liquidity in local currency yield curves and promoting market-making activities by domestic and foreign financial institutions. Additionally, multilateral credit organizations are expected to provide around 14% of financing needs, with continued access to precautionary credit lines to strengthen contingent liquidity reserves.

Government´s Net Indebtedness Legal Ceiling for 2026

Between 2020 and 2025, the legal ceiling for the government’s net indebtedness had been denominated in millions of U.S. dollars, a shift from the prior framework which set the ceiling in consumer price index-linked units (UIs). The legal net indebtedness ceiling for 2025 was set at US$3,450 million.

For 2026, the 2025-2029 Budget sets the legal ceiling to the Central Government’s net indebtedness incurrence, denominated in millions of UIs (Unidades Indexadas). The government considers this to be a more stable and predictable variable which aligns more closely with medium-term fiscal programming. This approach mitigates the volatility introduced by exchange rate fluctuations and supports disciplined fiscal policy, given that borrowing finances the fiscal deficit, which is also primarily in local currency. The legal ceiling for 2026 is expected to be set at UI 25,115 million, equivalent to approximately US$3,940 million.

Strategies to Boost Economic Growth

The government is focused on providing a stable and predictable macroeconomic environment for sustained growth and job creation, encouraging private investment, innovation and entrepreneurship, and long-term economic resilience.

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Investment Promotion: The government’s investment promotion strategy encompasses several key initiatives designed to enhance the investment climate. The strategy includes strengthening the institutional framework through the creation of a National Directorate for Incentives for Investment, attracting large foreign direct investment projects linked to renewable energy and digital data sectors, and enhancing incentives with preferential new criteria for large-scale investments. Additionally, the government aims to attract foreign qualified talent by providing a five-year tax benefit and simplifying import regimes, while promoting housing investment managed by the Ministry of Economy and Finance to stimulate employment.

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Reducing Bureaucracy and Transaction Costs: The government has implemented a comprehensive approach to reduce bureaucracy and transaction costs across multiple areas of the public administration. This approach involves preparing guiding principles to lower costs by replacing certificates with declarations, eliminating unnecessary licenses, and digitalizing processes. The government is also simplifying trade procedures covering 75% of foreign trade documentation, reducing fees and allowing for border facilitation measures, and lowering certification, management and customs costs to enhance overall competitiveness.

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Innovation and Productivity Enhancement: The government’s innovation and productivity enhancement strategy focuses on multiple interconnected initiatives designed to strengthen the knowledge economy. The strategy emphasizes strengthening links between business and knowledge sectors to foster internationally competitive ventures, generating new instruments including integrated research platforms, long-term research and development financing, modernization of public procurement, and support for science-based entrepreneurship. Additionally, the government is implementing regulatory improvements including fiscal credits for research and development projects and simplified regimes for importing equipment and materials for testing and scientific development.

The 2025-2029 Budget also prioritizes investment in new infrastructure projects, projecting a total investment of approximately US$2,093 million in transport and logistics infrastructure over the five-year period, representing the largest component within the national infrastructure priorities for 2025–2029. The budget’s key initiatives include the (i) rehabilitation of strategic road corridors, (ii) modernization of the railway network, with US$70 million allocated to safety improvements, (iii) new connections to ANCAP plants, and (iv) rehabilitation of the Río Negro bridge. These infrastructure investments are intended to be executed through a combination of public and private financing schemes, including traditional public works, PPPs and Contratos de Construcción, Rehabilitación, Mantenimiento y Financiamiento (Construction, Rehabilitation, Maintenance and Financing Agreements or “CREMAF”), seeking fiscal responsibility and long-term sustainability.

The following table shows the government’s main priorities in new public infrastructure works for 2025- 2029.

Roadmap for Public Infrastructure and Investment Works Plan

(in millions of US$)

2025-2029
Transport and Logistics	2,093
Territorial Development and Urban Mobility	380
Water, Irrigation and Sanitation	540
Health Infrastructure	155
Security	100
Total	3,268

Source: Ministry of Economy and Finance.